Lang Michener LLP

BARRISTERS & SOLICITORS

Vancouver
Toronto
Ottawa

1500 - 1055 West Georgia Street, P.O. Box 11117
Vancouver, British Columbia, Canada V6E 4N7
Telephone (604) 689-9111
Facsimile (604) 685-7084
Web site: www.langmichener.com

File Number: 00645-0105

Direct Line: (604) 691-7415
Direct Fax Line: (604) 893-2386
E-Mail: smathiesen@lmls.com

September 28, 2006

BY EDGAR AND COURIER
MAIL STOP 7010

The United States Securities
and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention: Mr. Roger Schwall

Dear Sirs/Mesdames:

Continental Minerals Corporation
Registration Statement on form F-4 ("Form F-4")
File No. 333-135566

We write on behalf of Continental Minerals Corporation (the "Company" or "Continental") in response to Staff's letter of September 13, 2006 (the "Comment Letter") signed by R. Roger Schwall, Assistant Director, Division of Corporation Finance, United States Securities and Exchange Commission (the "Commission").

We are pleased to confirm that, on behalf of the Company, we have filed with the Securities and Exchange Commission today, via the EDGAR system: (a) our letter of even date providing the Company's responses to the Comment Letter; and (b) Amendment No. 2 (the "Amended F-4") to the Form F-4. Please note at "Related Transactions – Shareholder Letter Agreements" in the last sentence on page 55, it states "The other shareholders were a group who participated in a financing done by Great China and all of them except Mr. Garson are non-US persons." The reference to "Mr. Garson" is incorrect and should be "Mr. Wang".

Capitalized terms used herein and not defined have the same meaning given to such terms in the Amended F-4.

The following enclosed documents are being furnished to the Commission as supplemental material to the Amended Form F-4:

1311667.1

(a)   copy of Zhi Wang's First Letter Agreement as an example of the form of the First Letter Agreement;

(b)   the revised form of proxy Great China intends to use at the Meeting; and

(c)   spreadsheets provided by Continental to assist in the response to SEC comment #29.

Yours truly,



Steve Mathiesen
for **Lang Michener LLP**

SMM/
Encls.

cc: S. Buskirk – Commission
        A. Sifford – Commission
        C. Moncada-Terry – Commission

cc: Great China Mining Inc.

cc: Continental Minerals Corporation
        Attention: Mr. Gerald Panneton

Continental Minerals Corp.
Suite 1020 – 800 West Pender Street
Vancouver, B.C.
V6C 2V6

PRIVATE AND CONFIDENTIAL

Dear Sirs:

Offer to Exchange Common Shares of Great China Mining, Inc. ("GCHA")
for Shares of Continental Minerals Corp. ("KMK") by way of Agreement or Merger

1.   **Offer**

The undersigned GCHA Shareholder (the "Undersigned")hereby offers to exchange his/her shares of GCHA for shares of KMK on the basis of one KMK Share for each 8.7843 shares of GCHA (the "Share Exchange"). The Undersigned hereby agrees that the Undersigned's participation in the exchange shall be, at KMK's option to be determined on or before May 15th, 2006, pursuant to a form of merger under Nevada law (a "Merger") in which all GCHA shareholders shall be able to participate in the aforesaid exchange ratio, or failing which, by way of individual share exchange as between the Undersigned and KMK on a contractual basis pursuant to the terms hereof.

If all the conditions in section 2 are met by the dates specified, KMK will issue the KMK Shares to me no later than June 30, 2006. This offer is made for all, but not less than all, of my GCHA Shares. I am offering to exchange at least 1.5 million GCHA Shares whether pursuant to a an exchange contrary or pursuant to a Merger. The date on which KMK completes the Share Exchange by way of exchange or merger is herein the "Completion Date".

2.   **KMK's Conditions**

The Undersigned understands KMK's conditions to complete the Share Exchange are as follows:

(a)   that at least 80% of all GCHA Shares are offered and tendered for exchange either by contract or by Merger by the required dates below;

(b)   that KMK receives signed copies of this offer and similar offers from holders of at least 80% of GCHA Shares by April 15, 2006;

(c)   that KMK receives the original GCHA Share Certificates and all necessary share transfer documentation and/or proxy documentation supporting the Merger from the holders of at least 80% of GCHA Shares no later than June 15, 2006 (to be returned if the Completion Date does not occur);

(d)   that KMK receives the acceptance of the acquisition of the Undersigned's GCHA Shares from applicable stock exchange and security regulatory authorities as KMK deems necessary prior to the Completion Date; and

(e)   prior to the Completion Date there has occurred no material change in the capitalization, assets or liabilities of GCHA which in the sole discretion of KMK makes completion of the share exchange or Merger no longer acceptable to KMK in its discretion and further that no law, Court order or regulatory order or policy prevents or restrains KMK from completion of the Share Exchange.

3.   **Representations and Obligations of the GCHA Shareholder**

By signing this Agreement, the Undersigned agrees that:

(a)   no securities commission or similar regulatory authority has reviewed or passed on the merits of the KMK Shares;

(b)   there is no government or other insurance covering the KMK Shares;

1158906.6

(c) there are risks associated with the purchase of the KMK Shares;

(d) there will be a legal four-month restriction on the Undersigned's ability to resell the KMK Shares and furthermore the Undersigned agrees to the other restrictions referred tio in section 5 hereof and it is the responsibility of the GCHA Shareholder to determine what those restrictions are and to comply with them before selling the KMK Shares;

(e) KMK has advised the Undersigned that KMK is relying on an exemption from the requirements to provide the Undersigned with a prospectus and to sell KMK Shares through a person registered to sell the KMK Shares under applicable securities laws and, as a consequence of acquiring the KMK Shares pursuant to this exemption, certain protections, rights and remedies provided by applicable securities laws, including statutory rights of rescission or damages, will not be available to the Undersigned;

(f) the Undersigned it is the registered and beneficial owner of the number of GCHA Shares set opposite such Shareholder's signature below and that the Undersigned has the sole right to agree to this Share Exchange and complete the exchange;

(g) that the GCHA Shares tendered to KMK hereunder for exchange either by contract or by Merger shall be exchanged by the Undersigned free of any charges, or encumbrances or third party rights of any kind;

(h) on receiving notice of acceptance of this offer, the Undersigned shall immediately courier to KMK at the above address, the certificates representing the number of shares set forth below, signed off on the back for transfer with the Undersigned's signature guaranteed by a bank or brokerage house acceptable to GCHA's transfer agent. The Undersigned will all of the Undersigned's GCHA Shares in favour of the Merger if KMK elects to cause the exchange by way of Merger;

(i) the Undersigned understands that the KMK certificates which the Undersigned will receive will bear a legend that such shares are not transferable in Canada for a four-month period from the Completion Date. The Undersigned also understands that such shares will only be transferable through the facilities of the TSX Venture Exchange in Canada and not through the OTC Bulletin Board in the United States;

(j) The Undersigned hereby confirms that he does not have any other direct or indirect beneficial interest, rights, options, or other entitlements in any mineral interests, in the area of influence (being the area within 10 km of the perimeter of the Xietongmen Property) and if the Undersigned should acquire or be offered any such interests within 5 years of the date of Merger, the Undersigned shall be immediately offer them to Continental at cost;

(k) the Undersigned understands that KMK currently has approximately 53 million shares outstanding (fully diluted) and that it intends to issue shares in connection with other offers being made to GCHA Shareholders and for related property interests and that KMK may thereafter issue shares for financing or other acquisition. Accordingly, the Undersigned recognizes that there is no certainty with regard to the number of outstanding KMK Shares as of the Completion Date or afterwards. The Undersigned is aware of KMK's public disclosure record available at www.SEDAR.com and www.sec.gov;

(l) the Undersigned is not a U.S. citizen or a resident of Canada or the United States; and

(m) the Undersigned will keep this Agreement confidential until it is publicly announced by KMK.

4. **Completion**

Subject to the fulfillment or waiver of KMK's conditions, on the Completion Date, KMK will issue and deliver the agreed number of KMK Shares to the Undersigned and shall cause them to be delivered as the Undersigned directs below. KMK reserves the right to waive any or all of the conditions in Section 2, in whole or in part, in its sole discretion.

5. **Post-Merger Share Voting and Liquidity Matters**

(a) Until the earlier of the date which is 36 months from closing and the date which the Undersigned owns less than 100,000 KMK's Shares there shall be deemed to be a "Cooperative Period". During the Cooperative Period the Undersigned will place the KMK Shares with an independent Trustee acceptable to KMK under a written trust agreement, whereby compliance with this section 5 will be provided for or will make arrangements where such Trustee has access to account information where such shares are located. The restrictions in this section 5 will no longer apply in the event of a take-over bid made to all KMK shareholders or if there is a change of control of KMK

(b)   During the Cooperative Period, the Undersigned will not dispose of more than the number of KMK Shares set out on schedule A ("Monthly Sale") in any 30 consecutive days (non-cumulative) except as further provided in this section 5. .

(c)   If, during the Cooperative Period, the Undersigned wishes to sell or otherwise dispose of any shares in excess of the Schedule A amount per month, then up to twice per year then the Undersigned must advise KMK in writing of such intention and offer up to the number of shares on Schedule A ("Semi-annual Sale") of those shares to KMK on substantially the same terms as it proposes to sell them through a stock exchange or otherwise and must offer them at a price which is 95% of the volume-adjusted average closing price during 5 days before the date of notice. KMK, or its nominee, has the right to accept such offer to sell within five business days of receipt of the notice, failing which the Undersigned shall be free, to sell that number of shares on the stock market. The Undersigned shall be entitled to exercise this election twice per 365 day period commencing from the date of closing.

(d)   During the Cooperative Period, the Undersigned shall agree that with respect to all KMK Shares received under the Merger that he shall vote such Shares at each KMK Shareholders' meeting held or convened during the Cooperative Period, in favour of the proposals and resolutions recommended by management of KMK in its formal proxy circular providing the proposal or resolution are reasonable and in compliance with all Canadian laws and security acts. Notwithstanding this covenant, the Undersigned shall be free to vote its KMK Shares in his own discretion, in respect of any proposed merger of KMK or in connection with the transaction which would constitute a change of control of KMK.

(e)   During the Cooperative Period, the Undersigned shall be entitled to a pre-emptive right to take up his pro rata share of any new securities to be sold by KMK on substantially the same terms as such securities are offered to third parties. the Undersigned must confirm his preparedness to participate in such treasury offerings within 15 days of receipt of notice of the offering. Excluded from this pre-emptive right shall be KMK securities which are allotted or issued for management incentive options, property acquisitions and securities issued on exercise of options, warrants and property commitments as of the date hereof.

(f)   During the Cooperative Period, KMK, using reasonable endeavours, will assist the Undersigned, upon the request of the Undersigned, in disposing on a one time basis, of the number of KMK Shares (One time Sale") issued to the Undersigned on the Completion Date, less the number of shares sold prior to such request under any other paragraph section 5 (i.e. Monthly or Semi-annual sale amounts) . The Undersigned will provide 30 days' notice of the worth of or number of shares he desires to dispose of and KMK will arrange to find a buyer for such shares at a price of no less than the prevailing market price of KMK shares at the time the notice is given by the Undersigned (the price shall be set at 90% of the volume-adjusted average closing price during 10 days before the date of notice). The purchase and sale of such shares shall close within the 30-day notice period and the Undersigned is obligated to provide marketable certificates, free of hold period restrictions or any other encumbrances.

6.   **General**

(a)   This offer, when accepted by KMK will constitute an Agreement (the "Agreement") which is deemed to be made in British Columbia and British Columbia law and forum shall apply to its interpretation and enforcement.

(b)   This Agreement will terminate automatically on June 30, 2006 if KMK has not issued the KMK Shares to the Undersigned by that date as an exchange or under the Merger.

(c)   This Agreement may be executed by fax and the parties shall provide any notices or communication to KMK by fax (604) 689-8092 or e-mail to JeffreyM@HDGOLD.com.

1158906.6

- 4 -

7.   Offer and Acceptance

In order to make this offer, the Undersigned hereby signs this offer where indicated below and inserts the number of shares being offered for exchange and will further insert below deliver and contact information as indicated. This offer must be accepted by April 15, 2006 and its acceptance is valid notwithstanding any delay in failure by KMK to communicate acceptance.

The Undersigned hereby irrevocably makes the Share Exchange offer on the foregoing terms and conditions effective this ___10___ day of April, 2006.

The Undersigned:	Number of GCHA Shares: __20,000,000__ (A)
___Wang Zhi___	(minimum 1.5 million GCHA Shares)
(Name of GCHA Shareholder – please print)	
(signature)	Number of KMK Shares: __2,276,789__ *
(Signature of GCHA Shareholder)	
	* A ÷ 8.7843
(Official Capacity or Title of Signatory, if GCHA Shareholder's is not an individual – please print)	
(Please print name of Individual whose signature appears above if different than the name of the GCHA Shareholder printed above.)	If the GCHA Shareholder is signing as agent for a principal and is not a trust company or a portfolio manager, in either case, purchasing as trustee or agent for accounts fully managed by it, it has the authority to bind the beneficial owner hereto:
90, Lakewood Cir, San Mateo, CA 94402, USA	
GCHA Shareholder's Address)	(Name of Principal)
Tel: 86-10-82250041	
Fax: 86-10-62028274	(Principal's Address)
GCHA Shareholder's Telephone Number and Fax Number)	
zhanghuanyu@highlandmining.com	
GCHA Shareholder's E-Mail Address	

REGISTER the KMK Shares as set forth below	DELIVER the KMK Shares as set forth below:
Wang Zhi	Wang Zhi
Name	**Name**
Account reference, if applicable	**Account reference, if applicable**
	Zhang Huan Yu
Address 90, Lakewood Cir, San Mateo, CA 94402, USA	**Contact Name**
	Rm B1001, China International Science and Technology Convention Center, No. 12, Yu Min Road, Chao Yang District, Beijing, 100029, China **Address**
	Tel: 86-10-82250041 Fax: 86-10-62028274
	Telephone Number

The foregoing offer of the above GCHA Shareholder is hereby accepted by KMK.

CONTINENTAL MINERALS CORP.

Per:

Authorized Signatory

Date: _APRIL 12, 2006_

SCHEDULE "A"

NAME	ONE TIME SALE	MONTHLY SALE	SEMI-ANNUAL SALE
Wang Lanmei	200,000	25,000	25,000
Du Yanguang	200,000	25,000	25,000
Fu Youzhen	200,000	25,000	25,000
Wang Qiang	200,000	25,000	25,000
Wang Yulan	200,000	25,000	25,000
Han Qinglin	200,000	25,000	25,000
Chen Lijun	425,000	50,000	50,000
Chen Guoxing	425,000	50,000	50,000
Guo Jing	425,000	50,000	50,000
Chen Yulin	150,000	25,000	25,000
Ho Kok Leung	150,000	25,000	25,000

1158906.6

GREAT CHINA MINING, INC.
Suite 536 – 999 Canada Place
Vancouver, British Columbia, Canada V6C 3E2

PROXY

PROXY, SOLICITED BY THE BOARD OF DIRECTORS OF THE CORPORATION, for the Special Meeting of Stockholders to be held on ◆. The undersigned Stockholder of Great China Mining, Inc. (the "Corporation") hereby appoints ◆, or failing him/her, ◆ as proxy, with power of substitution, to attend and vote for the undersigned at the Special Meeting of Stockholders of the Corporation to be held at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia at ◆ (Pacific time), on ◆, and at any adjournments thereof, upon the matters described in the accompanying Notice of Special Meeting and Proxy Statement, receipt of which is hereby acknowledged, and upon any other business that may properly come before and matters incident to the conduct of, the Meeting or any adjournment thereof. Without limiting the general authorization and power hereby given, said person is directed to vote on the matters described in the Notice of Special Meeting and Proxy Statement as follows, and otherwise in their discretion upon such other business as may properly come before, and matters incident to the conduct of the Meeting and any adjournment thereof:

		For	Against
1.	To approve and adopt the economic combination of Continental Minerals Corporation ("Continental") by way of a merger (the "Merger") of Continental Merger Inc., a wholly-owned subsidiary of Continental, with and into the Corporation pursuant to the Merger Agreement, amended September 12, 2006, among the Corporation, Continental, and Continental Merger Inc., all as described in the accompanying Notice of Special Meeting and Proxy Statement.	☐	☐
2.	To approve the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the Merger.	☐	☐

You are cordially invited to attend the meeting in person. Whether or not you plan to attend the meeting, please sign and return this proxy card in the enclosed envelope. To be valid, and unless otherwise accepted by the Chairman prior to the meeting, this proxy must be received by the Corporation, Suite 536 – 999 Canada Place, Vancouver, British Columbia, Canada V6C 3E2, facsimile ◆, or its agent, Nevada Agency and Trust Company, 50 West Liberty Street, Suite 880, Reno, Nevada 89501, not later than 5:00 p.m. (Pacific time) on ◆.

This proxy, when properly executed, will be voted in the manner directed herein by the undersigned stockholder. If no direction is given, this proxy will be voted FOR all proposals.

Attendance of the undersigned at the Meeting or at any adjournment thereof will not be deemed to revoke this proxy unless the undersigned shall revoke this proxy in writing or shall deliver a subsequently dated proxy to the Chairman of the Corporation, or shall vote in person at the Meeting.

If shares are jointly owned, both owners should sign. If signing as attorney, executor, administrator, trustee, guardian or other person signing in a representative capacity, please give your full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership by authorized person.

This proxy revokes and supersedes all proxies of earlier date.

THIS PROXY MUST BE DATED.

DATED this _____ day of _____, 2006.

Signature of Stockholder

Number of shares being voted as held in the name of Stockholder of record

_____   _____

CONTINENTAL MINERALS CORPORATION

SUPPLEMENTAL MATERIAL FILED IN CONNECTION WITH SEC RESPONSE LETTER DATED SEPTEMBER 28, 2006

Xietongmen PRE-TAX Financial Analysis   8-Sep-06

	(blacked out)	
	0.40%	Cu
	0.6	g/t Au
Gross Metal Value	$ 19.70	/t milled
Cu	$1.25	/lb
Au	$450	/oz
	(blacked out)	
TC	$58	/t conc
RC	$0.058	/lb Cu
Freight	$65	/t conc
Operating Costs	$8.25	/t milled
Mining	$2.70	at 1.7:1 and $1.00/t mined
Milling	$5.00	at 6.3 c/kWh
G&A	$0.50	
Enviro	$0.05	
Capital Cost	$475	MM
Margin $/t	$4.83	
	(blacked out)	
0%	860	MM
	(blacked out)	
	(blacked out)	

Confidential Treatment Requested by
Continental Minerals Corporation
Table 2

CASHFLOW
CASE:
ASSET: Xietongmen 100%
VALUED DATE:

ASSUMPTIONS:

Metal Price Scenario: 1 - HDI

Sensitivity Analysis: Opex 1.00 Capex 1.00

			LOM	-1 2007	-2 2008	-3 2009	1 2010	2 2011	3 2012	4 2013	5 2014	6 2015	7 2016	8 2017	9 2018	10 2019	11 2020	12 2021	13 2022
Metal Prices																			
Gold	US$/oz			450	450	450	450	450	450	450	450	450	450	450	450	450	450	450	450
Silver	US$/oz			7.00	7.00	7.00	7.00	7.00	7.00	7.00	7.00	7.00	7.00	7.00	7.00	7.00	7.00	7.00	7.00
Copper	US$/lb			1.25	1.25	1.25	1.25	1.25	1.25	1.25	1.25	1.25	1.25	1.25	1.25	1.25	1.25	1.25	1.25
Production Schedule																			
Tonnes Mined	t		[redacted]		0	0	36,266,400	36,266,400	36,266,400	36,266,400	36,266,400	36,266,400	36,266,400	36,266,400	36,266,400	36,266,400	36,266,400	36,266,400	36,266,400
Tonnes Rehandled	t																		
Tonnes Processed	t			0	0	0	13,432,000	13,432,000	13,432,000	13,432,000	13,432,000	13,432,000	13,432,000	13,432,000	13,432,000	13,432,000	13,432,000	13,432,000	13,432,000
Strip Ration	w:o				1.7	1.7	1.7	1.7	1.7	1.7	1.7	1.7	1.7	1.7	1.7	1.7	1.7	1.7	1.7
Metal Production																			
Ore Milled	Mt		[redacted]	0	0	0	13.432	13.432	13.432	13.432	13.432	13.432	13.432	13.432	13.432	13.432	13.432	13.432	13.432
Gold Production	oz			0	0	0	181,377	181,377	181,377	181,377	181,377	181,377	181,377	181,377	181,377	181,377	181,377	181,377	181,377
Silver Production	oz			0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Copper Production	Mlbs			0	0	0	104.207	104.207	104.207	104.207	104.207	104.207	104.207	104.207	104.207	104.207	104.207	104.207	104.207
Gross Revenue																			
Gold	$(000)	39%	[redacted]	0	0	0	79,171	79,171	79,171	79,171	79,171	79,171	79,171	79,171	79,171	79,171	79,171	79,171	79,171
Silver	$(000)	0%		0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Copper	$(000)	61%		0	0	0	125,688	125,688	125,688	125,688	125,688	125,688	125,688	125,688	125,688	125,688	125,688	125,688	125,688
TOTAL	$(000)			0	0	0	204,859	204,859	204,859	204,859	204,859	204,859	204,859	204,859	204,859	204,859	204,859	204,859	204,859
Unit Operating Costs																			
Mining	$/t	[redacted]					[redacted]												
Mill Labour	$/t																		
Mill Power	$/t																		
Mill Consumables	$/t																		
Mill Maint	$/t																		
G&A	$/t																		
Plant Services	$/t																		
Enviro	$/t																		
Total	$/t			$0.00	$0.00	$0.00													
Operating Costs																			
Mining	$(000)	$ 2.70	[redacted]	$0	$0	$0	[redacted]												
Mill Labour	$(000)	$ 0.50		$0	$0	$0													
Mill Power	$(000)	$ 3.00		$0	$0	$0													
Mill Consumables	$(000)	$ 1.00		$0	$0	$0													
Mill Maint	$(000)	$ 0.50		$0	$0	$0													
G&A	$(000)	$ 0.50		$0	$0	$0													
Plant Services	$(000)	$ -		$0	$0	$0													
Enviro	$(000)	$ 0.05	[redacted]	$0	$0	$0													
Total On-site Costs	$(000)	$ 8.25		$0	$0	$0													
Offsite Costs	$(000)		[redacted]	$0	$0	$0	$29,146	$29,146	$29,146	$29,146	$29,146	$29,146	$29,146	$29,146	$29,146	$29,146	$29,146	$29,146	$29,146
Total Operating Costs	$(000)			$0	$0	$0	$139,960	$139,960	$139,960	$139,960	$139,960	$139,960	$139,960	$139,960	$139,960	$139,960	$139,960	$139,960	$139,960
Total Operating Costs (after bpc)	US$/lb						$0.58	$0.58	$0.58	$0.58	$0.58	$0.58	$0.58	$0.58	$0.58	$0.58	$0.58	$0.58	$0.58
Operating Profit (EBITDA)				$0	$0	$0	[redacted]												
Corporate (G&A)				$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
Amortization Expense				$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Earnings Before Taxes (EBIT)				($1,000)	($1,000)	($1,000)	[redacted]												
Income Taxes																			
Current	$(000)		[redacted]	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Deferred	$(000)			$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Taxes	$(000)			$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
[redacted]	$(000)			[redacted]															
Capital Cost																			
Capital Cost	$(000)		[redacted]	$15,000	$300,000	$160,000													
Sustaining Capital	$(000)	$ 0.16		$0	$0	$0	$5,440	$5,440	$5,440	$5,440	$5,440	$5,440	$5,440	$5,440	$5,440	$1,500	$1,000	$500	$0
Working Capital	$(000)					$15,000													($15,000)
Total Capital	$(000)			$15,000	$300,000	$175,000	$5,440	$5,440	$5,440	$5,440	$5,440	$5,440	$5,440	$5,440	$5,440	$1,500	$1,000	$500	($15,000)
Free Cash Flow	$(000)		[redacted]	[redacted]															
Cumulative Free Cash Flow	$(000)																		

[redacted]

Confidential Treatment Requested by
Continental Minerals Corporation
Table 3

1313130.1

ACCRETION / DILUTION ANALYSIS

1.0 TARGET INFORMATION

ITEM	UNITS
Target Current Share Price	CDN$/sh
Number of Shares Outstanding	M Sh
Market Capitalization	CDN$ MM
Premium	%
Assumed Purchase Price	CDN$ MM
Cash Portion of Offer	CDN$ MM
Purchase Price to be Funded	CDN$ MM

Adjustments:
Net Working Capital less LT Debt	CDN$ MM

2.0 INFORMATION

3.0 NAVPS ACCRETION

New Shares Issued	M Sh
New Shares Outstanding	M Sh
NAVPS Accretion	%

4.0 CFPS ACCRETION

Target Avg CF Ops (5-yr Avg 2007-2011)	CDN$ MM

5.0 EPS ACCRETION

Target Avg Earnings (5-yr Avg 2007-2011)	CDN$ MM

Confidential Treatment Requested by
Continental Minerals Corporation
Table 4

1313130.1